UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

Trimeris, Inc.

(Name of Subject Company)

Trimeris, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

89623100

(CUSIP Number of Class of Securities)

Michael A. Alrutz

General Counsel

Trimeris, Inc.

2530 Meridian Parkway, 2nd Floor

Durham, NC 27713

(919) 806-4682

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

John B. Watkins

Erika L. Robinson

Wilmer Cutler Pickering Hale and Dorr LLP

1875 Pennsylvania Avenue, N.W.

Washington, DC 20006

(202) 663-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the U.S. Securities and Exchange Commission on October 19, 2009, by Trimeris, Inc. a Delaware corporation (the “Company”), as amended and supplemented through the date hereof (the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by RTM Acquisition Company, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Arigene Co., Ltd., a corporation organized under the laws of the Republic of Korea (the “Parent”), to purchase all of the issued and outstanding shares of the Company common stock at a price per share of $3.60, net to the seller in cash without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 19, 2009, and the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 5. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 8.	ADDITIONAL INFORMATION TO BE FURNISHED.

Item 8 of the Schedule 14D-9, captioned “Additional Information to be Furnished,” is hereby amended and supplemented by adding the following new Item 8(k):

“(k) The Offer.

The Company announced on December 23, 2009 that the Parent and the Purchaser have requested Trimeris’ consent to an extension of the Extended Expiration Date of the Offer pursuant to the terms of the Merger Agreement, as amended. The Parent and the Purchaser have requested an extension of the Extended Expiration Date to 5:00 p.m., New York City time, on Friday, January 15, 2010.

The Offer is due to expire 5:00 p.m., New York City time, on Monday, December 28, 2009 unless the parties agree otherwise. Trimeris was informed that, unless the Extended Expiration Date of the Offer is extended as requested, the Parent and the Purchaser may not have sufficient funds and available financing to purchase Shares validly tendered and not withdrawn as of the expiration of the Offer.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRIMERIS, INC.

By:	/s/ MICHAEL A. ALRUTZ
Name: Title:	Michael A. Alrutz General Counsel

Dated: December 23, 2009